Data

Ref. CESP

São Paulo, June 3, 2002

CT/FFM/1034/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02034823

02 JUN 13 AM 11:29

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Minutes of the Ordinary and Extraordinary General Shareholders´ Meeting of CESP – Companhia Energética de São Paulo, held on April 29, 2002, published in the newspaper "Diário Oficial do Estado" on June 1st, and in "Gazeta Mercantil" on June 3rd, 2002. We are also attaching a copy of the Minutes of the 466th Meeting of the Board of Diretors, held last May 27.

Very truly yours,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Valmir Alves Gomes
Relations with the Market Division Manager

6/18

Enclosure: 6

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611

Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE Nr. 35300011996

ABSTRACT OF THE MINUTES OF THE 466TH MEETING OF THE BOARD OF DIRECTORS

On May 27, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, at the meeting room, at Rua Bela Cintra, 847-10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed Board of Directors members of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce opened the meeting, justifying the absence of the Members Gustavo Adolfo Funcia Murgel, Luiz de Freitas Bueno, Nelson Vieira Barreira and Norberto de Franco Medeiros. .... Following, the President passed on to **item II** of the agenda, **"Election of the Executive Committee",** proposing the reelection of the current Executive Committee officers in their respective positions, due to the end of their terms of office. Put the matter to discussion and voting it resulted unanimously approved the reelection of the present Directors for a term of office of 3 (three) years, according to the Bylaws, being maintained the attributions and remuneration previously established, being the Executive Committee constituted as follows: President and Chief Executive Officer - Guilherme Augusto Cirne de Toledo, Brazilian, married, business administrator, Identity Card (RG) Nr. 3,632,692-6, Taxpayer Card (CPF) Nr. 450,145,238-20, resident and domiciled at Rua Gregório Paes de Almeida, nr. 694, São Paulo – SP; Chief Financial Officer and Investor Relations – Vicente Kazuhiro Okazaki, Brazilian, married, business administrator, Identity Card (RG) Nr.3,504,519, Taxpayer Card (CPF) Nr.107,245,408-49, resident and domiciled at Rua Carlos Cirillo Júnior, nr. 522, São Paulo - SP; Administrative Director – Reinaldo José Rodriguez de Campos, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 3,152,676, Taxpayer Card (CPF) Nr. 201,655,958-68, resident and domiciled at Rua Cotoxó, nr. 469, apt. 104, São Paulo – SP; Generation and Transmission Director – Silvio Roberto Areco Gomes, Brazilian, married, electrical and mechanical engineer, Identity Card (RG) Nr. 5,041,618, Taxpayer Card (CPF) Nr. 045,378,158-68, resident and domiciled at Av. Padre Pereira de Andrade, nr. 545, apt. 112 C, São Paulo – SP; Environmental Director - Daniel Antonio Salati Marcondes, Brazilian, legally separate, agricultural engineer, Identity Card (RG) Nr. 4,981,095, Taxpayer Card (CPF) Nr. 149,980,178-53, resident and domiciled, at Rua Piauí, nr. 1246, apt. 123, São Paulo – SP and Planning, Engineer and Construction Director – Iramir Barba Pacheco, Brazilian, married, civil engineer, Identity Card (RG) Nr. 4,191,276, Taxpayer Card (CPF) Nr. 511,914,748-87, resident and domiciled at Rua Joaquim Guarani, nr. 151, São Paulo, SP.

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce – President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e

Silva, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nereu Ramos Neto and Sílvio Aleixo.

São Paulo, May 27, 2002.

(s)Mauro Guilherme Jardim Arce
President of the
Board of Directors

(s)Ligia Ourives da Cruz Ferreira
Executive Secretary of the
Board of Directors

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. Nr. 60.933.603/0001-78
NIRE 35300011996

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: April 29, 2002, 9:00 a.m. **PLACE**: CESP´s Head Office at Alameda Ministro Rocha Azevedo, 25, Piso Esplanada, São Paulo, SP. **CALL NOTICE**: Notice published on April 10, 11 and 12, 2002 in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over 2/3 of the voting capital, according to signatures in the Shareholders´ Book of Attendance and to paragraph 1 of article 134 of Law Nr. 6,404/76, Guilherme Augusto Cirne de Toledo, Chief Executive Officer, Vicente Kazuhiro Okazaki, Chief Financial Officer and Investor Relations, Ivo Antonio Fuchs, General Accountant, and representives of the Audit Committee and of Arthur Andersen S/C - Independent Accountants. **BOARD**: Chairman – Sílvio Aleixo. Secretary – Paulo Enéas Pimentel Braga. **AGENDA: a)** Report of the Administration and Financial Statements as of the fiscal year of 2001; **b)** Allocation of Results of the fiscal year of 2001 and the non distribution of dividends; **c)** Maintenance of the Special Reserve – 1999, created according to what is provided for in paragraph 5, article 202 of Law Nr. 6,404/76; **d)** Election of the members of the Board of Directors for a new term of office; **e)** Election of the effective and alternate members of the Audit Committee; **f)** Setting of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee; **g)** Other matters of corporate interest. **CLARIFICATIONS**: **a)** The matters were duly appreciated by the State Capital Defense Council – CODEC through Opinion Nr. 050/2002 of April 26, 2002; **b)** The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law Nr. 6,404/76. **DELIBERATIONS: a) Report of the Administration and Financial Statements as of the fiscal year of 2001**: the matter resulted **unanimously approved** with the favorable opinions of Arthur Andersen S/C, Board of Directors and Audit Committee of the Company; **b) Allocation of Results of the fiscal year of 2001 and the non distribution of dividends:** the matter resulted **unanimously approved** with the favorable opinions of the Board of Directors and of the Audit Committee of the Company. They approved the non distribution of dividends taking into consideration the negative basis for it, and also the absorption of the net loss (after the realization of unrealized profit reserve) in the amount of R$ 750,720,927.92, with existing accrued revenues, basing on article 189, sole paragraph of Law Nr. 6,404/76; **c) Maintenance of the Special Reserve – 1999, created according to what is provided for in paragraph 5, article 202 of Law Nr. 6,404/76:** the matter resulted **unanimously approved** with the favorable opinions of the Board of Directors and of the Audit Committee of the Company. The opinion of the Executive Committee was accfepted as to the maintenance of the Special Reserve in the amount of R$ 137,568,320.93 that was created on 12.31.1999, in accordance with paragraph 5 of article 202 of the Federal Law Nr. 6,404/76 and approved by the Ordinary General Shareholders´ Meeting held on April 25, 2001 bearing in mind that the events that caused its creation are still valid, meaning the need of a significant amount of funds to honor financial commitments and making of new investments in 2002; **d) Election of the members of the Board of**

Directors for a new term of office: the shareholder Banco do Estado de São Paulo S/A – BANESPA, as a minor shareholder of the Company required, according to paragraph 1, article 141 of Law Nr. 6,404/76 and with the alterations made by Law 10,303/2001, the adoption of the multiple vote, according to the "caput" of the aforementioned article. The Chairman, basing on the Shareholders´ Book of Attendance, informed the number of votes necessary for the election of each member of the Board, occasion on which he declared met the requirements of paragraph 6 of article 141 of Law 6,404/76. The representative of the shareholder Centrais Elétricas Brasileiras S/A – ELETROBRÁS appointed Mr. Nereu Ramos Neto. The representative of the shareholder Banco do Estado de São Paulo S/A – BANESPA appointed Messrs Gustavo Adolfo Funcia Murgel and Miguel João Jorge Filho. The representative of the shareholder Fazenda do Estado de São Paulo appointed Messrs Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo, also amending the appointment of Mr. Nereu Ramos Neto due to the resignation of Mr. José Alexandre Nogueira de Resende, within the period of April 8 to 29, 2002. The Board of Directors, elected for a 3 year term of office according to the Bylaws, is now composed as follows: **MAURO GUILHERME JARDIM ARCE**, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 2,550,634, Taxpayer Card (CPF/MF) Nr. 107,894,648-53, resident and domiciled at Rua Canário, 943, apartment 62, São Paulo – SP, **RUY MARTINS ALTENFELDER SILVA**, Brazilian, married, lawyer, Identity Card (RG) Nr. 2,417,826, Taxpayer Card (CPF/MF) Nr. 028,677,108-04, resident and domiciled at Rua Marechal Hastinphilo de Moura, 328-B-5D, São Paulo – SP, **CARLOS PEDRO JENS**, Brazilian, married, civil engineer, Identity Card (RG) Nr. 2,701,036, Taxpayer Card (CPF/MF) Nr. 003,300,198-72, resident and domiciled at Rua Marcos Melega, 150, apartment G3, São Paulo – SP, **FERNANDO CARVALHO BRAGA**, Brazilian, married, economist, Identity Card (RG) Nr. 4,911,744, Taxpayer Card (CPF/MF) Nr. 538,987,458-72, resident and domiciled at Rua Engenheiro Guimarães Valadão, 277, São Paulo – SP, **GUSTAVO DE SÁ E SILVA**, Brazilian, married, economist, Identity Card (RG) Nr. 682,763, Taxpayer Card (CPF/MF) Nr. 003,325,008-10, resident and domiciled at Alameda Jaú, 1817, apartment 11, São Paulo – SP, **LUCIA MARIA DAL MEDICO**, Brazilian, single, entrepreneur, Identity Card (RG) Nr. 3,690,812-5, Taxpayer Card (CPF/MF) Nr. 518,720,648-68, resident and domiciled at Rua Caiováa, 1194, apartment 251, São Paulo - SP, **LUIZ DE FREITAS BUENO**, Brazilian, widower, electrical engineer, Identity Card (RG) Nr. 463,317-9, Taxpayer Card (CPF/MF) Nr. 005,065,408-04, resident and domiciled at Rua Maranhão, 1019, 12nd floor, São Paulo – SP, **MIGUEL CARLOS FONTOURA DA SILVA KOZMA**, Brazilian, married, agricultural engineer, Identity Card (RG) Nr. 7,539,583, Taxpayer Card (CPF/MF) Nr. 007,192,428-00, resident and domiciled at Rua Flávio Queiroz de Moraes, 245, São Paulo – SP, **NELSON VIEIRA BARREIRA**, Brazilian, married, industrial engineer, Identity Card (RG) Nr. 2,527,650, Taxpayer Card (CPF/MF) Nr. 006,760,638-53, resident and domiciled at Rua Itapirapuan, 50, São Paulo – SP, **NORBERTO DE FRANCO MEDEIROS**, Brazilian, married, electrical engineer, CREA 11570/D, Taxpayer Card (CPF/MF) Nr. 005,463,997-20, resident and domiciled at Rua General Urquiza, 155, apartment 501, Rio de Janeiro – RJ, **SÍLVIO ALEIXO**, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 8,290,187, Taxpayer Card (CPF/MF) Nr. 711,695,478-34, resident and domiciled at Rua Dr. Cândido Mota Filho, 521, apartment 54, São Paulo – SP, **NEREU RAMOS NETO**, Brazilian, married, economist, Identity Card (RG) Nr. 1,914,965, Taxpayer Card (CPF/MF) Nr. 023,703,367-49, resident and domiciled at Rua Alberto Faria, 1137, São Paulo – SP, **GUSTAVO ADOLFO FUNCIA**

MURGEL, Brazilian, bachelor, business administrator, Identity Card (RG) Nr. 8,537,136, Taxpayer Card (CPF/MF) Nr. 074,259,248-03, resident and domiciled at Rua Visconde de Porto Seguro, 1359, São Paulo – SP, **MIGUEL JOÃO JORGE FILHO**, Brazilian, married, journalist, Identity Card (RG) Nr. 3,372,368-0, Taxpayer Card (CPF/MF) Nr. 024,842,858-68, resident and domiciled at Rua Rubens Maragliano, 172, São Paulo – SP. As the representative of the employees, according to Resolution SES/50/91, **FERNANDO JOSÉ TENÓRIO ACOSTA**, Brazilian, married, lawyer, Identity Card (RG) Nr. 7,139,645-7, Taxpayer Card (CPF/MF) Nr. 953,603,608-87, resident and domiciled at Rua Pedro Vilalobos Martim, 194, São Paulo – SP. Their taking over shall obey the requirements, hindrances and procedures foreseen in applicable law, especially articles 145, 146 and 147 of the Corporate Law, and in State Decree Nr. 41,865/97, amended by State Decree Nr. 43,199/98; **e) Election of the effective and alternate members of the Audit Committee**: the representative of the shareholder Fazenda do Estado de São Paulo appointed Fernando Janotti Moreira, José Antonio Xavier and Raimundo Francisco Alencar Melo as effective members and Antonio Carlos Figueiredo, Maria de Fátima Alves Ferreira and José Eduardo Pessini as alternate members. The representative of the shareholder Banco do Estado de São Paulo S/A – BANESPA, using the attributions granted by article 161, paragraph 4 and article 240 of Law Nr. 6,404/76, as a minor shareholder and holder of preferred shares of the Company, appointed Reginaldo Antonio Ribeiro and Pedro de Carvalho as effective members and Tatiana Malamud and Wilson Luiz Matar as alternate members. The Audit Committee is now composed as follows: **EFFECTIVE MEMBERS: FERNANDO JANOTTI MOREIRA**, Brazilian, married, business administrator, Identity Card (RG) Nr. 5,534,947, Taxpayer Card (CPF/MF) Nr. 791,158,298-04, resident and domiciled at Rua Dr. Rui Batista Pereira, 95, São Paulo – SP; **JOSÉ ANTONIO XAVIER**, Brazilian, married, economist, Identity Card (RG) Nr. 8,503,413, Taxpayer Card (CPF/MF) Nr. 036,215,928-90, resident and domiciled at Rua Edgar de Souza, 102, São Paulo – SP, **RAIMUNDO FRANCISCO ALENCAR DE MELO**, Brazilian, legally separate, lawyer, Identity Card (RG) Nr. 6,321,166, Taxpayer Card (CPF/MF) Nr. 878,556,668-34, resident and domiciled at Rua Bandeirantes, 146, apartment 13, São Paulo – SP; **REGINALDO ANTONIO RIBEIRO**, Brazilian, married, economist, Identity Card (RG) Nr. 18,108,147-7, Taxpayer Card (CPF/MF) Nr. 091,440,778/31, resident and domiciled at Rua Paracatu, 553, apartment 72, São Paulo – SP; **PEDRO DE CARVALHO**, Brazilian, legally separate, accountant, Identity Card (RG) Nr. 6,125,375-3, resident and domiciled at Rua Francisco Leitão, 474, apartment 22, São Paulo – SP. **ALTERNATE MEMBERS: ANTONIO CARLOS FIGUEIREDO**, Brazilian, married, administrator, Identity Card (RG) Nr. 3,145,753-8, Taxpayer Card (CPF/MF) Nr. 057,704,838-49, resident and domiciled at Avenida Giovanni Gronchi, 6675, apartment 21, São Paulo – SP; **MARIA DE FÁTIMA ALVES FERREIRA**, Brazilian, married, business administrator, Identity Card (RG) Nr. 11,766,712-2, Taxpayer Card (CPF/MF) Nr. 022,218,418-32, resident and domiciled at Rua da Menção, 144, apartment 51, São Paulo – SP; **JOSÉ EDUARDO PESSINI**, Brazilian, divorced, business administrator, Identity Card (RG) Nr. 5,674,426-2, Taxpayer Card (CPF/MF) Nr. 815,293,338-49, resident and domiciled at Rua Baronesa de Itú, 821, apartment 81, São Paulo – SP, **TATIANA MALUMUD**, Brazilian, divorced, lawyer, Identity Card (RG) Nr. 07,670,520-1, Taxpayer Card (CPF/MF) Nr. 003,955,667-03, resident and domiciled at Rua Amador Bueno, 474, 3 A-187, São Paulo – SP; **WILSON LUIZ MATAR**, Brazilian, married, civil engineer, Identity Card (RG) Nr. 9,928,569, Taxpayer Card (CPF/MF) Nr. 042,307,498-99, resident and domiciled at Rua Dr. Falcão Filho, 56, 6th floor, São Paulo – SP. The councilmembers elected shall present a list of documents as required by the Corporate Law and by other rules applicable to the species,

especially those of article 162 of Federal Law Nr. 6,404/76, as well as shall follow what is provided for in State Decree Nr. 43,199/98. Regarding their terms of office, they shall hold their positions until the next Ordinary General Shareholders´ Meeting. It shall be pointed out that in the absence of the effective member his alternate shall be called and receive his remuneration; **f) Setting of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee:** the setting of the monthly remuneration of the members of the Executive Committee, Board of Directors and Audit Committee was **unanimously approved**, as well as a "pro rata temporis" bonus payment in December, that shall be based on the monthly remuneration, according to the values and criteria set by CODEC. The members of the Board of Directors shall receive a remuneration corresponding to 0.1 (one tenth) of the remuneration received by the Chief Executive Officer of the Company, up to the limit of 2 (two) meetings remunerated per month, as to article 7 of Deliberation CODEC Nr. 01/91. As to the members of the Audit Committee, they shall receive a monthly payment of 0.1 (one tenth) of the monthly average payment of the Directors, limited to one meeting paid per month, and since their presence is confirmed, according to the values set by CODEC. As to the remuneration of the Executive Committee, the guidelines from the State Capital Defense Council shall be obeyed, especially articles 2 to 6 of Deliberation CODEC Nr. 01/91, as well as Official Letter CODEC Nr. 295 of June 5, 1995. We should point out that should any Executive Officer perform simultaneous positions, he shall receive just one remuneration; **g) Other matters of corporate interest:** the representative of the shareholder Fazenda do Estado de São Paulo recommended that no other economic and financial matter be deliberated, being up to the Executive Committee of the Company to follow the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders´ Meetings requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Sílvio Aleixo – Chairman; Paulo Enéas Pimentel Braga, Secretary; Claudia Polto da Cunha; for Fazenda do Estado de São Paulo; Adriana Paes de Barros Geraldi, for Banco do Estado de São Paulo S.A. – BANESPA; Júlio César Estruc Verbicário dos Santos, for Centrais Elétricas Brasileiras S.A. – ELETROBRÁS; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE; Sérgio Luiz Marques Cadima, for Banco Nossa Caixa S/A; Teresa Cristina Perri, for AEC – Associação dos Empregados da CESP e da Fundação CESP; Paulo Afonso Artal, individual.

São Paulo, April 29, 2002.

(s)Sílvio Aleixo
Chairman

(s)Paulo Enéas Pimentel Braga
Secretary